*MA 9/17

09042621

SEC Mail Processing Section
[redacted]
Washington, DC
122

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67765 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: QUAYLE MUNRO, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 Lexington Avenue, 46th Floor
(No. and Street)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 2 6 2009
BRANCH OF REGISTRATIONS AND 10 EXAMINATIONS

| New York | NY | 10174 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jonathan Gordon, Managing Director (212) 355-1390
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MSPC Certified Public Accountants and Advisors, P.C.
(Name – *if individual, state last, first, middle name*)

| 546 5th Avenue, 6th Floor | New York | NY | 10036 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AD 11/25

# OATH OR AFFIRMATION

I, Jonathan Gordon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quayle Munro, Inc., as of June 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY ANN TOBON
Notary Public, State of New York
No. 01TO4759909
Qualified in Queens County
Commission Expires May 31, 2010

Gordon
Signature

Managing Director
Title

Mary Ann Tobon 8/19/09
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# QUAYLE MUNRO, INC.

# STATEMENT OF FINANCIAL CONDITION

June 30, 2009

MSPC
Certified Public Accountants and Advisors

*An independent firm associated with*
MOORE STEPHENS
INTERNATIONAL LIMITED

# REPORT OF INDEPENDENT AUDITOR

To the Board of Directors and Shareholder
QUAYLE MUNRO, INC.

We have audited the accompanying Statement of Financial Condition of QUAYLE MUNRO, INC. as of June 30, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the Statement of Financial Condition referred to above presents fairly, in all material respects, the financial condition of QUAYLE MUNRO, INC. as of June 30, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the Statement of Financial Condition. The schedule of computation of net capital is presented for purposes of additional analysis and is not a required part of this report, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

MSPC

MSPC
Certified Public Accountants and Advisors, P.C.

New York, New York
August 28, 2009

www.mspc-cpa.com
546 5th Avenue, New York, NY 10036-5000 Tel 212 682-1234 Fax 212 687-8846
340 North Avenue, Cranford, NJ 07016-2496 Tel 908 272-7000 Fax 908 272-7101
Member of the American Institute of Certified Public Accountants Center for Public Company Audit Firms and Private Companies Practice Section.

**Quayle Munro, Inc.**
**Statement of Financial Condition**
**June 30, 2009**

## ASSETS

| | | |
|---|---|---|
| ASSETS | | |
| Current assets | | |
| Cash | $ | 352,282 |
| Fees receivable | | 40,000 |
| Prepaid expenses | | 1,086 |
| Security deposit | | 184,925 |
| Deferred tax assets | | 104,929 |
| Total current assets | | 683,222 |
| Property, plant and equipment, net | | 49,714 |
| | $ | 732,936 |

## LIABILITIES AND STOCKHOLDER'S CAPITAL

| | | |
|---|---|---|
| LIABILITIES | | |
| Current liabilities | | |
| Accounts payable and accrued expenses | $ | 27,146 |
| Taxes payable | | 1,322 |
| Interest payable | | 321 |
| Total current liabilities | | 28,789 |
| Subordinated Loan to Parent Company | | 150,000 |
| Total Liabilities | | 178,789 |
| STOCKHOLDER'S EQUITY | | |
| | | 100 |
| Additional paid-in capital | | 684,522 |
| Accumulated deficit | | (130,475) |
| Total stockholder's equity | | 554,147 |
| | $ | 732,936 |

The accompanying notes are an integral part of these financial statements

**QUAYLE MUNRO, INC.**
**Notes to Financial Statements**
**June 30, 2009**

## 1. THE COMPANY

Quayle Munro, Inc., ("The Company"), was organized as a Delaware Corporation, in November 2007. It is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA") to act as a broker-dealer that provides advisory services relating to mergers and acquisitions and private placement of capital. The Company is a wholly owned subsidiary of Quayle Munro Holdings PLC of Edinburgh, Scotland.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### a. Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and these differences could be material.

### b. Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards ("SFAS") No. 109, *"Accounting for Income Taxes"*. Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

### c. Advisory Fee Revenue

The Company engages in providing advisory services to its clients for both mergers and acquisition ("M&A") and private placement activities. Revenue is recognized upon the achievement of certain milestones as contractually agreed to between the Company and its clients.

### d. Cash Equivalents

The Company classifies investments with maturity dates of three months or less when purchased as cash equivalents. The Company did not hold any cash equivalents at June 30, 2009.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### e. Property and Equipment

The Company acquired all property and equipment from a related company at a net book value as of June 30, 2009.

## 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2009, the Company's net capital of $323,493 was $318,493 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 8.9 to 1 at June 30, 2009.

## 4. PROPERTY AND EQUIPMENT

Details of Property and Equipment at June 30, 2009 are as follows:

| | |
|---|---|
| Furniture and Fixtures | $ 17,395 |
| Office Equipment | 11,633 |
| Leasehold Improvements | 20,686 |
| | 49,714 |
| Less accumulated depreciation | - |
| | $ 49,714 |

## 5. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No.107, *"Disclosures about Fair Values of Financial Instruments"*, requires disclosing fair value to the extent practicable for financial instruments, which are recognized or unrecognized in the balance sheet.

SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by SFAS No. 157, are used to measure fair value.

## 5. FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement.

For certain financial instruments, including cash and cash equivalents, accounts payable and accrued expenses, it is assumed that the carrying amount approximates fair value because of the near term maturities of such instruments.

As of June 30, 2009, there were no other financial instruments recognized in the accompanying financial statements.

## 6. CREDIT / CONCENTRATION RISKS

The Company maintains balances in financial institutions, which at times exceed the maximum level of insurance provided by Federal Deposit Insurance Corporation (FDIC). At June 30, 2009, the Company had $102,282 in excess of the FDIC maximum amount.

## 7. SUBORDINATED BORROWINGS

The Company had a subordinated loan from its parent at June 30, 2009 in the amount of $150,000. The subordinated loan, which carries an interest rate of 6.5% per annum, matures on June 30, 2012. Interest payable at June 30, 2009 was $321.

## 8. INCOME TAXES

The provision for income taxes consists of the following:

| | |
|---|---|
| Current Tax | |
| State and Local | $ 671 |
| | $ 671 |
| | |
| Deferred Tax Benefit | |
| Federal | $ 50,952 |
| State and Local | 30,181 |
| | $ 81,113 |

At June 30, 2009 the deferred tax asset of $104,929 is the result of temporary differences resulting from the expensing of organization and start-up costs. Based upon current facts, management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax asset. Accordingly, there is no valuation allowance recorded against the deferred tax asset at June 30, 2009.

## 9. COMMITMENTS

In October 2007, the Company was assigned the lease obligation from a related party for office space in New York City. The lease expires on February 28, 2012. Future minimum rental commitments are as follows:

| | Year Ending |
|---|---|
| June 30, | |
| 2010 | $ 211,550 |
| 2011 | 211,550 |
| 2012 | 141,033 |
| Total | $ 564,133 |

## 10. SUBSEQUENT EVENTS

We have evaluated subsequent events through August 10, 2009, the date the financial statements were available to be issued. There were no subsequent events that were required to be recorded or that require disclosure as of June 30, 2009.